UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                 SCHEDULE 13D/A

                                 Amendment No. 4

                    Under the Securities Exchange Act of 1934


                       e-SIM Ltd. (formerly Emultek Ltd.)
                    ------------------------------------------
                                (Name of Issuer)


                  Ordinary Shares par value NIS 0.10 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                           M40990109: Ordinary Shares
                           --------------------------
                                 (CUSIP Numbers)

                                  Marc Belzberg
                                 c/o e-SIM Ltd.
                                19 Hartum Street
                                   Har Hotzvim
                             Jerusalem 91450, Israel
                                 +972-2-587-0770

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 18, 2003
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box|_| .

CUSIP No. M40990109 (Ordinary Shares)
--------------------------------------------------------------------------------
------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Marc Belzberg                              I.R.S. Identification No.

------ -------------------------------------------------------------------------
 2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)|_|

                                                                          (b)|x|
------ -------------------------------------------------------------------------
 3     SEC USE ONLY


------ -------------------------------------------------------------------------
 4     SOURCE OF FUNDS

       00 (SEE ITEM 3)

------ -------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          |_|
       PURSUANT TO ITEMS 2(d) or 2(e)

------ -------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Canada

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              41,000*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            41,000*
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            14,295,917**
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       14,336,917**
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                     |_|

------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       56.4%***
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IN
------ -------------------------------------------------------------------------

* Represents Ordinary Shares issuable upon exercise of options granted to Marc Belzberg which options are exercisable within 60 days of the date hereof.

** Included in this figure are the securities reported by Solomon Spira (excluding 38,211 Ordinary Shares registered in Mr. Spira's name), Smithfield Investments B.V. and Bellevue Investments N.V. This figures includes 5,555,556 Ordinary Shares purchasable by Smithfield Investments B.V. pursuant to the exercise of the Smithfield Warrant described in Item 3 below. This figure does not include any securities reported by Samuel Belzberg or Gibralt Capital Corporation.

*** Included in this percentage are the percentages of securities reported by Solomon Spira (excluding 38,211 Ordinary Shares registered in Mr. Spira's name), Smithfield Investments B.V. and Bellevue Investments N.V. This percentage does not include the percentage of securities reported by Samuel Belzberg or Gibralt Capital Corporation.

CUSIP No. M40990109 (Ordinary Shares)
--------------------------------------------------------------------------------
------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Solomon Spira                              I.R.S. Identification No.

------ -------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)|_|

                                                                          (b)|x|
------ -------------------------------------------------------------------------
 3     SEC USE ONLY


------ -------------------------------------------------------------------------
 4     SOURCE OF FUNDS

       00 (SEE ITEM 3)

------ -------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          |_|
       PURSUANT TO ITEMS 2(d) or 2(e)

------ -------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Belgium

--------------------------------- ------- --------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              14,334,128*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            38,211
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            14,295,917*
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       14,334,128*
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             |_|
       CERTAIN SHARES

------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       56.5%**
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IN
------ -------------------------------------------------------------------------

* Included in this figure are the securities reported by Marc Belzberg (excluding 41,000 Ordinary Shares issuable upon exercise of options granted to Marc Belzberg), Smithfield Investments B.V. and Bellevue Investments N.V. This figures includes 5,555,556 Ordinary Shares purchasable by Smithfield Investments B.V. pursuant to the exercise of the Smithfield Warrant described in Item 3 below. This figure does not include any securities reported by Samuel Belzberg or Gibralt Capital Corporation.

** Included in this percentage are the percentages of securities reported by Marc Belzberg (excluding 41,000 Ordinary Shares issuable upon exercise of options granted to Marc Belzberg), Smithfield Investments B.V. and Bellevue Investments N.V. This percentage does not include the percentage of securities reported by Samuel Belzberg or Gibralt Capital Corporation.

CUSIP No. M40990109 (Ordinary Shares)
--------------------------------------------------------------------------------
------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Samuel Belzberg                            I.R.S. Identification No.

------ -------------------------------------------------------------------------
 2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)|_|

                                                                          (b)|x|
------ -------------------------------------------------------------------------
 3     SEC USE ONLY


------ -------------------------------------------------------------------------
 4     SOURCE OF FUNDS

       00 (SEE ITEM 3)

------ -------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_|
       PURSUANT TO ITEMS 2(d) or 2(e)

------ -------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Canada

--------------------------------- ------- --------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              1,618,566*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            1,618,566*
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,618,566*
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.1%**
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------

* Included in this figure are the securities reported by Gibralt Capital Corporation. This figure does not include any securities reported by Marc Belzberg, Solomon Spira, Smithfield Investments B.V. or Bellevue Investments N.V.

** Included in this percentage is the percentage of securities reported by Gibralt Capital Corporation. This percentage does not include the percentage of securities reported by Marc Belzberg, Solomon Spira, Smithfield Investments B.V. or Bellevue Investments N.V.

CUSIP No. M40990109 (Ordinary Shares)
--------------------------------------------------------------------------------
------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Smithfield Investments B.V.                      I.R.S.Identification No.

------ -------------------------------------------------------------------------
 2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)|_|

                                                                          (b)|x|
------ -------------------------------------------------------------------------
 3     SEC USE ONLY


------ -------------------------------------------------------------------------
 4     SOURCE OF FUNDS

       00 (SEE ITEM 3)

------ -------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |_|
       PURSUANT TO ITEMS 2(d) or 2(e)

------ -------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Netherlands

--------------------------------- ------- --------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              14,295,917*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            14,295,917*
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,295,917*
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         56.3%**
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

* Included in this figure are the securities reported by Marc Belzberg (excluding 41,000 Ordinary Shares issuable upon exercise of options granted to Marc Belzberg), Solomon Spira (excluding 38,211 Ordinary Shares registered in Mr. Spira's name) and Bellevue Investments N.V. This figures includes 5,555,556 Ordinary Shares purchasable by Smithfield Investments B.V. pursuant to the exercise of the Smithfield Warrant described in Item 3 below. This figure does not include any securities reported by Samuel Belzberg or Gibralt Capital Corporation.

** Included in this percentage are the percentages of securities reported by Marc Belzberg (excluding 41,000 Ordinary Shares issuable upon exercise of options granted to Marc Belzberg), Solomon Spira (excluding 38,211 Ordinary Shares registered in Mr. Spira's name) and Bellevue Investments N.V. This percentage does not include the percentage of securities reported by Samuel Belzberg or Gibralt Capital Corporation.

CUSIP No. M40990109 (Ordinary Shares)
--------------------------------------------------------------------------------
------ -----------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Bellevue Investments N.V.                    I.R.S. Identification No.

------ -------------------------------------------------------------------------
 2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)|_|

                                                                          (b)|x|
------ -------------------------------------------------------------------------
 3     SEC USE ONLY


------ -------------------------------------------------------------------------
 4     SOURCE OF FUNDS

       00 (SEE ITEM 3)

------ -------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          |_|
       PURSUANT TO ITEMS 2(d) or 2(e)

------ -------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Netherlands Antilles

--------------------------------- ------- --------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              14,295,917*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            14,295,917*
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       14,295,917*
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            |_|

------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       56.3%**
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       CO
------ -------------------------------------------------------------------------

* Included in this figure are the securities reported by Marc Belzberg (excluding 41,000 Ordinary Shares issuable upon exercise of options granted to Marc Belzberg), Solomon Spira (excluding 38,211 Ordinary Shares registered in Mr. Spira's name) and Smithfield Investments B.V. This figures includes 5,555,556 Ordinary Shares purchasable by Smithfield Investments B.V. pursuant to the exercise of the Smithfield Warrant described in Item 3 below. This figure does not include any securities reported by Samuel Belzberg or Gibralt Capital Corporation.

** Included in this percentage are the percentages of securities reported by Marc Belzberg (excluding 41,000 Ordinary Shares issuable upon exercise of options granted to Marc Belzberg), Solomon Spira (excluding 38,211 Ordinary Shares registered in Mr. Spira's name) and Smithfield Investments B.V. This percentage does not include the percentage of securities reported by Samuel Belzberg or Gibralt Capital Corporation.

CUSIP No. M40990109 (Ordinary Shares)
--------------------------------------------------------------------------------
------ -----------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Gibralt Capital Corporation              I.R.S. Identification No.

------ -------------------------------------------------------------------------
 2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)|_|

                                                                          (b)|x|
------ -------------------------------------------------------------------------
 3     SEC USE ONLY


------ -------------------------------------------------------------------------
 4     SOURCE OF FUNDS

       00 (SEE ITEM 3)

------ -------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |_|
       PURSUANT TO ITEMS 2(d) or 2(e)

------ -------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Canada

--------------------------------- ------- --------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              1,552,566*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            1,552,566*
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,552,566*
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.8%**
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

* Included in this figure are the securities reported by Samuel Belzberg (excluding 66,000 Ordinary Shares issuable upon exercise of options granted to Samuel Belzberg). This figure does not include any securities reported by Marc Belzberg, Solomon Spira, Smithfield Investments B.V. or Bellevue Investments N.V.

** Included in this percentage is the percentage of securities reported by Samuel Belzberg (excluding 66,000 Ordinary Shares issuable upon exercise of options granted to Samuel Belzberg). This percentage does not include the percentage of securities reported by Marc Belzberg, Solomon Spira, Smithfield Investments B.V. or Bellevue Investments N.V.

                             SCHEDULE 13D
                             ------------

          The undersigned hereby amends the statement on Schedule 13D, dated July 17, 1998, as amended by Amendment No. 1 thereto, dated January 7, 2000, Amendment No. 2 thereto, dated February 14, 2000 and Amendment No. 3 thereto, dated April 18, 2001, relating to the Ordinary Shares, par value NIS 0.10 each ("Ordinary Shares"), of e-SIM Ltd., an Israeli corporation (the "Company"), by amending and restating the statement on Schedule 13D in its entirety to read as follows:

Item 1.   Security and Issuer.
------    --------------------

          This statement on Schedule 13D relates to Ordinary Shares of the Company. The address of the Company's principal executive offices is 19 Hartum Street, Har Hotzvim, Jerusalem 91450, Israel.

Item 2.   Identity and Background.
------    ------------------------

          1. Smithfield Investments B.V., Bellevue Investments N.V. and Gibralt Capital Corporation (collectively, with Marc Belzberg, Solomon Spira and Samuel Belzberg, the "Reporting Persons").

             (a)-(c), (f): Smithfield Investments B.V. ("Smithfield") is a
             ------------
Netherlands company whose principal business is to act as a holding company.

          Smithfield is a wholly-owned subsidiary of Bellevue Investments N.V., a Netherlands Antilles company ("Bellevue"). The principal business of Bellevue is to act as a holding company.

          The address of the principal office of Smithfield is 1725 Strawinskylaan, Toren B-17HG, 1077XX Amsterdam, Netherlands. The address of the principal office of Bellevue is de Ruyterkade No. 62, Willemstadt Curacao, Netherlands, Antilles.

          Gibralt Capital Corporation (formerly Gibralt Holdings Ltd.) ("Gibralt") is a Canadian company whose principal business is participating in real estate and other equity investments. The address of the principal office of Gibralt is Suite 2000, 1177 W. Hastings Street, Vancouver, B.C. V6E 2K3.

          Listed on Schedules A, B, and C attached hereto and incorporated herein by reference are the names of, and certain information concerning, the directors and executive officers of Smithfield, Bellevue and Gibralt.

                 (d)-(e): None of Smithfield, Bellevue and Gibralt nor, to the
                 -------
 best of their knowledge, any of the persons listed on Schedules A, B or C attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          2.   Marc Belzberg, Samuel Belzberg and Solomon Spira.
               ------------------------------------------------

               (a)-(c), (f): Marc Belzberg is a Canadian citizen. Mr. Belzberg
               ------------
is Chairman of the Board and Chief Executive Officer of the Company. His business address is 19 Hartum Street, Har Hotzvim, Jerusalem 91450, Israel.
               Samuel Belzberg is a Canadian citizen. Mr. Belzberg is a Director of the Company and President and Chief Executive Officer of Gibralt. His business address is Suite 2000, 1177 W. Hastings Street, Vancouver, British Columbia, V6E 2K3 Canada. Samuel Belzberg is the father of Marc Belzberg and holds all of the voting rights of Gibralt; the economic rights of Gibralt is held by Mr. Samuel Belzberg together with other members of his family.

               Solomon Spira is a Belgian citizen. Mr. Spira is an investor and businessman. His business address is Marie Therese 23, Antwerp, 2018 Belgium.

               Solomon Spira is the father-in-law of Marc Belzberg and holds all of the voting rights and 10% of the economic rights (i.e., rights to distributions and liquidation proceeds) of Bellevue. Marc Belzberg holds 90% of the economic rights (but none of the voting rights) of Bellevue.

               (d)-(e): None of Marc Belzberg, Samuel Belzberg or Solomon Spira
               -------
has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------
          The transaction which triggered the requirement to file the Schedule 13D in July 1998 was the issuance of 126,891 Ordinary Shares to Smithfield and 4,445 Ordinary Shares to Gibralt upon conversion (the "Original Conversion") of the Company's outstanding shares of preferred stock (the "Preferred Stock") immediately prior to the completion of the Company's initial public offering of Ordinary Shares ("IPO") on July 7, 1998.

          At the time of the IPO, the Reporting Persons (other than Mr. Spira) beneficially owned Ordinary Shares that had been acquired from time to time beginning in January 1994 by Smithfield (or its predecessor) or Gibralt. Ordinary Shares beneficially owned by Smithfield (or its predecessor) immediately prior to the Original Conversion (3,050,207 Ordinary Shares), as well as shares of Preferred Stock, were purchased with its own funds (provided by loans or equity contributions to Smithfield (or its predecessor) by its shareholders) either from the Company or in private transactions with third parties. Ordinary Shares beneficially owned by Gibralt immediately prior to the Original Conversion (88,602 Ordinary Shares), as well as shares of Preferred Stock, were purchased by Gibralt with its own funds in a private transaction with the Company.

          Prior to the IPO, Mr. Spira purchased 38,211 Ordinary Shares with his own personal funds in private transactions with third parties.

          Subsequent to July 1998, Mr. Samuel Belzberg purchased 5,000 Ordinary Shares in the open market at a price of $4.50 per share with his own personal funds.

          Subsequent to July 1998, Mr. Marc Belzberg purchased, on behalf of Smithfield, 5,000 Ordinary Shares in the open market at a price of approximately $9.00 per share with his own personal funds, which shares were subsequently contributed to Smithfield.

          On December 28, 1999, Solomon Spira purchased from Mr. Samuel Belzberg shares of Bellevue representing all of the voting rights, and 10% of the economic rights, attributable to the outstanding stock of Bellevue.

          On January 28, 2000, Smithfield acquired, under an agreement previously reflected in Amendment No. 1 to this statement, 250,000 Ordinary Shares from the Company at a purchase price of $8.00 per share, which was financed through a $2 million margin loan provided to Smithfield by Bear Stearn & Co. Inc.

          On April 6, 2001, Smithfield acquired 220,000 Ordinary Shares in the open market at a purchase price of $0.625 per share. These shares were acquired with the working capital of Smithfield, to which the Reporting Persons, other than Samuel Belzberg and Gibralt contributed.

          As disclosed in the Company's annual report on Form 20-F for the fiscal year ended January 31, 2003 and the Company's proxy statement dated August 26, 2003, in August 2002, the Company entered into an agreement with Gibralt whereby Gibralt agreed to lend the Company an aggregate of $950,000 at an annual interest rate of 6% maturing on February 28, 2003 (the "Gibralt Loan"). The Gibralt Loan was made with the working capital of Gibralt . The Company repaid $760,000 of the loan to Gibralt Loan. Pursuant to the agreement, $190,000 of the aggregate principal amount of the Gibralt Loan was not repaid. Gibralt was granted right to convert this outstanding principal amount into Ordinary Shares at the price per share of $0.14 for a period of five years from the date of the Gibralt Loan. The transaction was approved by the Company's audit committee and board of directors and was also subject to shareholder approval<F1>. On September 18, 2003, shareholder approval was obtained allowing Gibralt to convert the outstanding $190,000 principal amount of the Gibralt Loan into Ordinary Shares at any time. On January 31, 2004, Gibralt converted the outstanding $190,000 principal amount of the Gibralt Loan plus $14,255 in accrued interest into 1,458,964 Ordinary Shares.
-------------------
<F1> The affirmative vote of the holders of a majority of the voting power represented at the annual general meeting of shareholders in person or by proxy and voting thereon, which majority must include at least one-third of the shares held by shareholders represented at the meeting in person or by proxy excluding shares owned or controlled by Smithfield, Samuel Belzberg or Marc Belzberg (non-interested party votes), was necessary for approval of the Gibralt Loan, including Gibralt's right to convert a portion of the Gibralt Loan into Ordinary Shares, unless the non-interested party voting power voting against approval, if any, did not represent more than 1% of the voting rights represented at the meeting in person or by proxy and voting thereon.

          As disclosed in the Company's annual report on Form 20-F for the fiscal year ended January 31, 2003 and the Company's proxy statement dated August 26, 2003, in July 2003, the Company entered into a convertible loan agreement (the "Smithfield Convertible Loan") with Smithfield pursuant to which Smithfield agreed to lend the Company an aggregate of $1 million maturing on August 1, 2004 and bearing no interest. The Smithfield Convertible Loan was made with the working capital of Smithfield. Until August 1, 2004, Smithfield had the option to convert the principal amount on the loan into Ordinary Shares at a price per share of $0.18. In addition, if Smithfield elected to convert the entire loan amount into Ordinary Shares, it would receive a warrant to purchase $3,000,000 worth of Ordinary Shares at an exercise price per share of $0.54 (the "Smithfield Warrant"). The transaction as well as the necessary increase in the Company's authorized share capital was approved by the Company's audit committee and board of directors and was also subject to shareholder approval<F2>. On September 18, 2003, shareholder approval was obtained allowing Smithfield to convert the Smithfield Convertible Loan into Ordinary Shares at any time and upon such conversion to obtain the Smithfield Warrant. On January 31, 2004, Smithfield acquired 5,555,556 Ordinary Shares upon the conversion of the principal amount of the Smithfield Convertible Loan and acquired the Smithfield Warrant. The Smithfield Warrant is exercisable, in whole or in part, on one or more occasions from January 31, 2004 through July 31, 2006. The number and kind of securities purchasable upon exercise of the Smithfield Warrant as well as the exercise price will be subject to adjustment from time to time upon the occurrence of certain events enumerated in the Smithfield Warrant. The Ordinary Shares acquired by Smithfield upon conversion of the Smithfield Convertible Loan and the Ordinary Shares receivable by Smithfield upon exercise of the Smithfield Warrant are entitled to registration rights, subject to certain conditions set forth in the Smithfield Warrant.
-------------------
<F2> The affirmative vote of the holders of a majority of the voting power represented at the annual general meeting of shareholders in person or by proxy and voting thereon, which majority must include at least one-third of the shares held by shareholders represented at the meeting in person or by proxy excluding shares owned or controlled by Smithfield, Samuel Belzberg, Solomon Spira or Marc Belzberg (non-interested party votes), was necessary for approval of the Smithfield Convertible Loan, including Smithfield's right to convert the loan, in whole or in part, into Ordinary Shares and the right to receive the Smithfield Warrant, unless the non-interested party voting power voting against approval, if any, did not represent more than 1% of the voting rights represented at the meeting in person or by proxy and voting thereon. The affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon was necessary for approval of the increase in the Company's authorized share capital.

Item 4.    Purpose of Transaction.
------     ----------------------

          The Reporting Persons acquired the Ordinary Shares beneficially owned by them for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Ordinary Shares either in the open market or in private transactions or Smithfield may convert the Smithfield Warrant depending upon the Reporting Persons' evaluation of the Company's business, prospects and financial condition, the market for the Ordinary Shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. The Reporting Persons as a group possess a controlling interest in the Company.

          Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investment in the Ordinary Shares. The Reporting Persons may also decide to participate in any additional financing by the Company.

          Except as described herein, the Reporting Persons have no present plan or proposal that relates to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

          (a) Each of the Reporting Persons owns the amount of the Ordinary Shares as set forth on the applicable cover page. Each of the Reporting Persons owns the percentage of the Ordinary Shares as set forth on the applicable cover page.

          The Reporting Persons may be deemed to be a "group" for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended. Marc Belzberg, Solomon Spira, Smithfield and Bellevue expressly disclaim "group" membership with Samuel Belzberg and Gibralt. Samuel Belzberg and Gibralt expressly disclaim "group" membership with Marc Belzberg, Solomon Spira, Smithfield and Bellevue. Accordingly, the number of Ordinary Shares reported by Marc Belzberg, Solomon Spira, Smithfield and Bellevue on the relevant cover pages do not include the number of Ordinary Shares reported by Samuel Belzberg and Gibralt and the number of Ordinary Shares reported by Samuel Belzberg and Gibralt on the relevant cover pages do not include the number of Ordinary Shares reported by Marc Belzberg, Solomon Spira, Smithfield and Bellevue. If the Ordinary Shares reported hereunder by each Reporting Person were aggregated, the Reporting Persons would be deemed to beneficially own 15,993,694 Ordinary Shares representing 62.8% of the Ordinary Shares.

          (b) The Ordinary Shares reported by Marc Belzberg, Solomon Spira, Smithfield and Bellevue are held through Smithfield. Smithfield is a wholly-owned subsidiary of Bellevue. Solomon Spira holds 100% of the voting rights and 10% of the economic rights (e.g., rights to distributions and liquidation proceeds) of Bellevue. Marc Belzberg holds 0% of the voting rights and 90% of the economic rights of Bellevue. The Ordinary Shares reported by Samuel Belzberg are held through Gibralt. Gibralt is controlled by Samuel Belzberg.

          (c) Except as indicated in Item 3, none of the Reporting Persons effected transactions with respect to the Ordinary Shares within the past sixty days.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect
------     ---------------------------------------------------------------------
to Securities of the Issuer
---------------------------

     Except as described herein, none of the Reporting Persons, nor to the best of the Reporting Persons' knowledge, the persons named in Schedules A, B or C hereto have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Company, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be filed as Exhibits
------    --------------------------------

     The following exhibits are filed with this statement:

1. Agreement, dated August 14, 2002 between the Company and Gibralt (incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on August 15, 2002).

2. Loan Agreement, dated July 31, 2003, between the Company and Smithfield (incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 31, 2003).

3. Warrant, dated July 31, 2003, to purchase Ordinary Shares of the Company granted to Smithfield (incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 31, 2003).

                                    SIGNATURE
                                    ---------
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 2004




                                                  SMITHFIELD INVESTMENTS B.V.


                                                  By: /s/ Marc Belzberg
                                                      ---------------------
                                                      Name: Marc Belzberg
                                                      Title: Director

                            CONSENT OF MARC BELZBERG
                            ------------------------

          The undersigned agrees that the Schedule 13D/A executed by Smithfield Investments B.V. to which this statement is attached as an exhibit is filed on behalf of Samuel Belzberg, Solomon Spira, Marc Belzberg, Gibralt Capital Corporation and Bellevue Investments N.V. pursuant to Rule 13d-1(k)(1) of the Securities Act of 1934, as amended.

Dated: February 18, 2004

                                                  MARC BELZBERG

                                                  By: /s/ Marc Belzberg
                                                      -----------------

                            CONSENT OF SOLOMON SPIRA
                            ------------------------

          The undersigned agrees that the Schedule 13D/A executed by Smithfield Investments B.V. to which this statement is attached as an exhibit is filed on behalf of Samuel Belzberg, Solomon Spira, Marc Belzberg, Gibralt Capital Corporation and Bellevue Investments N.V. pursuant to Rule 13d-1(k)(1) of the Securities Act of 1934, as amended.

Dated: February 17, 2004

                                                  SOLOMON SPIRA

                                                  By: /s/ Solomon Spira
                                                      -----------------

                           CONSENT OF SAMUEL BELZBERG
                           --------------------------

          The undersigned agrees that the Schedule 13D/A executed by Smithfield Investments B.V. to which this statement is attached as an exhibit is filed on behalf of Samuel Belzberg, Solomon Spira, Marc Belzberg, Gibralt Capital Corporation and Bellevue Investments N.V. pursuant to Rule 13d-1(k)(1) of the Securities Act of 1934, as amended.

Dated: February 18, 2004

                                                  SAMUEL BELZBERG

                                                  By: /s/ Samuel Belzberg
                                                      -------------------

                      CONSENT OF BELLEVUE INVESTMENTS N.V.
                      ------------------------------------

          The undersigned agrees that the Schedule 13D/A executed by Smithfield Investments B.V. to which this statement is attached as an exhibit is filed on behalf of Samuel Belzberg, Solomon Spira, Marc Belzberg, Gibralt Capital Corporation and Bellevue Investments N.V. pursuant to Rule 13d-1(k)(1) of the Securities Act of 1934, as amended.

Dated: February 18, 2004

                                                  BELLEVUE INVESTMENTS N.V.

                                                  By: /s/ Marc Belzberg
                                                      ------------------------
                                                  Title: Director

                      CONSENT OF GIBRALT CAPITAL COPORATION
                      -------------------------------------

          The undersigned agrees that the Schedule 13D/A executed by Smithfield Investments B.V. to which this statement is attached as an exhibit is filed on behalf of Samuel Belzberg, Solomon Spira, Marc Belzberg, Gibralt Capital Corporation and Bellevue Investments N.V. pursuant to Rule 13d-1(k)(1) of the Securities Act of 1934, as amended.

Dated: February 18, 2004

                                                  GIBRALT CAPITAL COPORATION

                                                  By: /s/ Samuel Belzberg
                                                      -----------------------
                                                  Title: President

                                                                      SCHEDULE A

          The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and each executive officer of Smithfield Investment B.V.


                                                              Principal Occupation or
                                                              Employment and the Name,
                                                              Principal Business and Address of
                                                              Organization in which such
Name                      Residence or Business Address       Employment is Conducted             Citizenship
--------------------      -----------------------------       -----------------------             ------------
Samuel Belzberg           Gibralt Capital Corporation         President                           Canada
Director                  2000-1177 West Hastings St.         Gibralt Capital Corporation
                          Vancouver, B.C.  V6E 2K3            2000-1177 West Hastings St.
                                                              Vancouver, B.C.  V6E 2K3

Marc Belzberg             e-SIM Ltd.                          Chairman of the Board and Chief     Canada
Director                  19 Hartum Street                    Executive Officer
                          Har Hotzvim                         e-SIM Ltd.
                          Jerusalem 91450                     19 Hartum Street
                          Israel                              Har Hotzvim
                                                              Jerusalem 91450
                                                              Israel

Solomon Spira Director    Marie Therese 23 Antwerp, 2018      Investor/Businessman                Belgium
                          Belgium                             Marie Therese 23
                                                              Antwerp, 2018 Belgium

Trust International       1725 Strawinskylaan, Toren B-17HG   N/A                                 N/A
Management                1077XX Amsterdam, Netherlands
(T.I.M.) B.V.
Director

                                                                      SCHEDULE B

          The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and each executive officer of Bellevue Investments N.V.


                                                                Principal Occupation or Employment
                                                                and the Name, Principal Business
                                                                and Address of Organization in
Name                       Residence or Business Address        which such Employment is Conducted   Citizenship
-----------------------    ---------------------------------    ----------------------------------   ------------

Samuel Belzberg            Gibralt Capital Corporation          President                            Canada
Director                   2000-1177 West Hastings St.          Gibralt Capital Corporation
                           Vancouver, B.C.  V6E 2K3             2000-1177 West Hastings St.
                                                                Vancouver, B.C.  V6E 2K3

Marc Belzberg              e-SIM Ltd.                           Chief Executive Officer              Canada
Director                   19 Hartum Street                     e-SIM Ltd.
                           Har Hotzvim                          19 Hartum Street
                           Jerusalem 91450                      Har Hotzvim
                           Israel                               Jerusalem 91450
                                                                Israel

Curaso Corporation         de Ruyterkade                        N/A                                  N/A
Company Director           No. 62, Willemstadt,
                           Curaso, Netherlands, Antilles

                                                                      SCHEDULE C

          The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and each executive officer of Gibralt Capital Corporation.


                                                                Principal Occupation or Employment
                                                                and the Name, Principal Business
                                                                and Address of Organization in
Name                       Residence or Business Address        which such Employment is Conducted    Citizenship
-----------------------    ---------------------------------    ----------------------------------    -----------
Samuel Belzberg            Gibralt Capital Corporation          President                             Canada
Director                   2000-1177 West Hastings St.          Gibralt Capital Corporation
                           Vancouver, B.C.  V6E 2K3             2000-1177 West Hastings St.
                                                                Vancouver, B.C.  V6E 2K3

Jonny Ciampi               Gibralt Capital Corporation          Treasurer                             Canada
Executive Vice President   2000-1177 West Hastings St.          Gibralt Capital Corporation
and Chief Financial        Vancouver, B.C.  V6E 2K3             2000-1177 West Hastings St.
Officer                                                         Vancouver, B.C.  V6E 2K3

Marilyn Webster            Gibralt Capital Corporation          Controller                            Canada
Assistant Secretary        2000-1177 West Hastings St.          Gibralt Capital Corporation
                           Vancouver, B.C.  V6E 2K3             2000-1177 West Hastings St.
                                                                Vancouver, B.C.  V6E 2K3

Barry Brovender            Gibralt Capital Corporation          Vice President                        Canada
Vice President             2000-1177 West Hastings St.          Real Estate
                           Vancouver, B.C.  V6E 2K3             Gibralt Capital Corporation
                                                                2000-1177 West Hastings St.
                                                                Vancouver, B.C.  V6E 2K3

                                  EXHIBIT INDEX
                                  -------------

1. Agreement, dated August 14, 2002 between e-SIM Ltd. and Gibralt Capital Corporation (incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on August 15, 2002).

2. Loan Agreement, dated July 31, 2003, between e-SIM Ltd. and Smithfield Investments B.V. (incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 31, 2003).

3. Warrant, dated July 31, 2003, to purchase Ordinary Shares of e-SIM Ltd. granted to Smithfield Investments B.V. (incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 31, 2003).